Exhibit 99.1

FOR IMMEDIATE RELEASE                                             April 13, 1999

CONTACT:  Donald L. Rich, President & CEO                         (408) 496-0474


Castelle Reports on Nasdaq Listing Status

Santa Clara, Calif., April 13, 1999 - Castelle (Nasdaq: CSTL) today announced that the Nasdaq Listing Qualifications Panel approved its request to be moved to The Nasdaq SmallCap Market effective April 14, 1999 and its common stock will continue to be listed via an exception from the one dollar minimum bid price requirement.

While Castelle failed to meet this requirement as of April 9, 1999, the Company was granted a temporary exception from this standard subject to Castelle meeting certain conditions. The exception will expire on July 14, 1999. In the event the Company is deemed to have met the terms of the exception, it shall continue to be listed on The Nasdaq SmallCap Market. The Company believes that it can meet these conditions, however, there can be no assurance that it will do so. If at some future date the Company's securities should cease to be listed on The Nasdaq SmallCap Market, they may continue to be listed on the OTC-Bulletin Board. For the duration of the exception, the Company's Nasdaq symbol will be CSTLC.

Castelle is headquartered in Santa Clara, California and can be reached at 800/289-7555, 408/496-0474 or www.castelle.com.

Forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, continued acceptance of the Company's products, increased levels of competition, new product introductions and technological changes, the Company's dependence upon third party suppliers, intellectual property rights and other risks detailed from time-to-time in the Company's periodic reports filed with the Securities and Exchange Commission.

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